File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2006

(Filed June 16, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated June 16, 2006

Press Release

Vitro Completes Sale of Interest in Vitrocrisa

Garza Garcia, Nuevo Leon, Mexico, June 16, 2006.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that it has completed the sale of its 51 percent interest in Vitrocrisa Holdings, S de R.L. de C.V. and related companies (Vitrocrisa) to Libbey Inc. (Libbey) for US$109 million. Libbey is now the sole owner of this joint venture which was formed in 1997.

The total cash inflow of US$109 million is comprised of US$80 from the equity sale, plus approximately US$18 million of intercompany receivables and US$11 of intercompany debt. Additional to the US$11 million of intercompany debt, Vitrocrisa’s total outstanding bank debt, as of May 31, 2006, stood at US$62 million.

“We are very pleased to complete this transaction with Libbey. The sale meets two important goals: it provides us with capital to reduce the holding company debt and strengthening of our financial position, and it allows us to devote the management’s energies to the maintenance and development of our core businesses, Flat Glass and Glass Containers”, said Federico Sada, Vitro’s CEO.

“This is another in a series of planned steps that will help us take Vitro into a new era,” concluded Mr. Sada.

With annual sales of US$192 million in 2005, Vitrocrisa manufactures and distributes glassware for the retail, food service, and industrial segments of the glassware industry, and is the largest manufacturer of glass tableware in Latin America.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: June 16, 2006